Moritt Hock & Hamroff LLP

400 Garden City Plaza

Garden City, New York 11530

Telephone: (516) 873-2000

May 23, 2012

VIA EDGAR SUBMISSION

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	Power REIT
PREC14A filed April 30, 2012
PREN14A filed May 2, 2012
DEF14A filed May 10, 2012
Filed by Paul Dorsey et al.
File No. 0-54560

Dear Ms. Chalk:

We are in receipt of your letter, dated May 11, 2012 (the “SEC Comment Letter”), addressed to Keith Braun of this firm, referring to the above-referenced filings with the Commission by Paul Dorsey, Andrew M. Wasco, Joseph M. Vrankin and Joyce Johnson-Miller (collectively, the “Dorsey Nominees”) and concerning the scheduled annual meeting (the “Annual Meeting”) of the shareholders of Power REIT, a Maryland trust (the “Trust”). The SEC Comment Letter provides comments of the staff (the “Staff”) of the Commission with respect to such filings. Set forth below are responses to such comments. To aid in your review, the responses are numbered in accordance with the numbering set forth in the SEC Comment Letter with each response following a copy of the subject comment.

Before responding to the SEC Comment Letter, we note that we presume that the Staff’s comments contained in the SEC Comment Letter are being directed or referring to Mr. Dorsey and/or the Dorsey Nominees and not to Mr. Braun. The responses set forth below are based on such presumption.

Also, prior to responding to the specific comments set forth in the SEC Comment Letter, we note the following:

A.	On April 30, 2012, the Dorsey Nominees filed a preliminary Schedule 14A (the “Dorsey Original Preliminary Schedule 14A”) which included their preliminary proxy statement (the “Dorsey Original Preliminary Proxy Statement”);

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 2 -

B.	On May 2, 2012, the Dorsey Nominees filed a second Schedule 14A (the “Dorsey Revised Preliminary Schedule 14A”) which included a revised version of their preliminary proxy statement (the “Dorsey Revised Preliminary Proxy Statement”);

C.	The reason for filing the Dorsey Revised Preliminary Schedule 14A was to include in the Dorsey Revised Preliminary Proxy Statement information concerning the Trust, the members of Trust’s Board of Trustees (the “Current Board”) and other members of Trust management, such information becoming available when the Current Board filed its definitive Schedule 14A (the “Current Board Schedule 14A”), including the Current Board’s proxy statement (the “Current Board Proxy Statement”), on April 30, 2012;

D.	During the week of April 30, 2012, Mr. Dorsey twice attempted to contact the Commission regarding the Dorsey Original Preliminary Schedule 14A and Dorsey Revised Preliminary Proxy Statement, the first call being placed to Mr. Hindin of the Staff who had reviewed Mr. Dorsey’s preliminary Schedule 14A with respect to the 2011 annual meeting of the Trust’s predecessor, Pittsburgh & West Virginia Railroad, and then to the main switchboard of the Commission upon learning that Mr. Hindin would not be in the office that week, wherein Mr. Dorsey left a lengthy message as to the purpose of his call (including referring to his current filings with the Commission);

E.	On May 10, 2012, the eleventh day after the filing of the Dorsey Original Preliminary Schedule 14A, Mr. Braun of this firm received a call from you informing Mr. Braun of the fact that the Commission would be reviewing the Dorsey Original Preliminary Proxy Statement and would be providing comments the following day, although you and Mr. Braun did touch on certain concerns of the Staff, including issues relating to the proxy card to be utilized by the Dorsey Nominees and during such call you were advised that Mr. Dorsey had intended to file a definitive Schedule 14A (the “Dorsey Definitive Schedule 14A”) containing the definitive proxy statement (the “Dorsey Definitive Proxy Statement”) and definitive proxy card (the “Dorsey Definitive Proxy Card”) of the Dorsey Nominees, as the ten day period following the filing of the Dorsey Original Preliminary Schedule 14A had expired and any delay in filing the Dorsey Definitive Schedule 14A and mailing of the Dorsey Definitive Proxy Statement and Dorsey Definitive Proxy Card would place the Dorsey Nominees at a substantial disadvantage in connection with the Annual Meeting;

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 3 -

F.	Based on such telephone call, and with the time until the scheduled meeting date of the Annual Meeting rapidly shrinking, certain changes were made to the draft of the Dorsey Definitive Proxy Statement (primarily relating to the proxy card and as further discussed in our Response to Comment 1 below), and the Dorsey Definitive Schedule 14A (including the Dorsey Definitive Proxy Statement) was EDGARized and filed with the Commission at 6:27 pm on May 10, 2012, and the Dorsey Definitive Proxy Statement and Dorsey Definitive Proxy Card were forwarded to a service provider to print and deliver to Broadridge Financial Solutions, Inc. (“Broadridge”) for dissemination to the Shareholders of the Trust; and

G.	At approximately 3:51 pm on May 11, 2011, the SEC Comment Letter was e-mailed to Mr. Braun.

With such as a background, on behalf of the Dorsey Nominees, we respond to the Staff’s comments as follows:

1.	Comment:

“1.	As we discussed before the filing of your DEFC14A, Power REIT filed its definitive proxy statement and proxy card before yours. As the first filer, the company apparently chose white as the color for its proxy card. As we discussed, choosing the same color as you have done is potentially confusing and misleading for shareholders. See Notes to Rule 14a-9. Pleas (sic) revise or advise.”

Response:

It is noted that it appears the Staff’s review was of the Dorsey Original Preliminary Proxy Statement, as the SEC Comment Letter states page references are to those in the Dorsey Original Preliminary Proxy Statement.

A review of the Dorsey Definitive Proxy Statement will show that all references to the proxy card contain the following language, with the bolding and capitalization emphasis as in the document: “… the proxy card labeled ‘WHITE CARD’….” In addition, when referring to the proxy voting form, the consistent reference is “… the ‘WHITE VOTING INSTRUCTION FORM’…” In addition, the Dorsey Definitive Proxy Card prominently notes, as the first line on the front page, the label “WHITE CARD.” Further, below such prominent label, after identifying the registrant and the annual meeting, the proxy card states, again in bold and all capitals, that “THIS IS SOLICITED ON BEHALF OF PAUL M. DORSEY.”

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 4 -

At the time of preparing the Dorsey Definitive Proxy Statement and Dorsey Definitive Proxy Card, the Dorsey Nominees had no knowledge of the color of the proxy card being utilized by the Trust’s Board of Trustees (the “Current Board”). It is noted that the Current Board Proxy Statement is devoid of reference to a “white” proxy card; it merely refers the reader to the “enclosed proxy card.” Further, the Current Board’s proxy card (the “Current Board Proxy Card”), as filed as part of the Current Board Schedule 14A, does not identify itself as “white”; it merely states “This proxy card is solicited by the Board of Trustees.” As Mr. Braun relayed to you during your telephone conversation with him, it appears that the Current Board’s proxy statement and proxy card were first disseminated on May 10th and none of the Dorsey Nominees, nor any of the Dorsey Nominees’ legal and other advisors, including the proxy solicitation firm Laurel Hill Advisory Group, LLC (“Laurel Hill”) were aware of a color designation of the Current Board Proxy Card. Advisors to Mr. Dorsey also confirmed with Broardridge that the Current Board Proxy Card has no label or designation, other than “This proxy is solicited by the Board of Trustees.” It is noted that, despite being aware of the fact that a shareholder could be commencing a proxy fight, the Current Board made no attempt to immediately claim the “white card” designation. Further, Laurel Hill advises us that all voting instruction forms prepared by Broadridge for voting by beneficial owners whose securities are held in street name are not colored, whether for the issuer’s nominees or a dissident slate. Where colors of proxy cards are designated in a proxy fight, the Broadridge voting instruction form would merely note it is the “WHITE VOTING INSTRUCT FORM,” “GOLD VOTING INSTRUCTION FORM” or similar language. As noted above, the Dorsey Nominees voting instruction form is labeled “WHITE VOTING INSTRUCTION FORM.”

For the reasons of the facts that the Dorsey Definitive Proxy Statement clearly identifies the proxy card the Dorsey Nominees are utilizing in soliciting votes (i.e., “… the proxy card labeled ‘WHITE CARD’”), the prominent labeling of the Dorsey Definitive Proxy Card as “WHITE CARD” and “THIS PROXY IS SOLICITED ON BEHALF OF PAUL M. DORSEY,” referencing the “WHITE VOTING INSTRUCTION FORM” in connection with soliciting votes from beneficial owners whose shares are held in street name and the Current Board Proxy Card lack of a “white card” label in any manner, it is the opinion of Mr. Dorsey that the labeling of the Dorsey Proxy Card as the “WHITE CARD” and the voting instruction form as the “WHITE VOTING INSTRUCTION FORM” is not potentially confusing or misleading to the Trust’s shareholders.

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 5 -

2.	Comment:

“2.	All correspondence with shareholders of Power REIT before the furnishing of a proxy statement which may be viewed as soliciting material must be filed as such and must include appropriate disclosure, such as the information required by Rule 14a-12 concerning the identity of the participants to the solicitation, the fact that a proxy statement will be forthcoming, etc. Please confirm your understanding and make any necessary filings.”

Response:

On behalf of Mr. Dorsey, we confirm that all correspondence with shareholders of Power REIT before the furnishing of the Dorsey Definitive Proxy Statement which may be viewed as soliciting materials will be filed with the Commission as such and shall include appropriate disclosure. In fact, Mr. Dorsey filed a Schedule 14A Soliciting Material Pursuant to Section 240.14a-12 at 9:10 am on May 14, 2012.

3.	Comment:

“3.	Throughout the proxy statement, you include numerous factual assertions, some but not all of which are accompanied by cites to supporting documents. As to those which are not accompanied by an appropriate site explaining the source of the factual assertion, please provide supplemental supporting documentation or a reference to where in an EDGAR filing support appears. As an example of factual assertions which should be addressed, we note the following:

•	‘In 2008, an alternative energy company controlled by David Lesser, Coast Intelligen, Inc. (“Coast”), became illiquid and then filed for bankruptcy while Mr. Lesser was President and sole director.’

•	‘Although [Lesser] claims he was not responsible for day-to-day operations, the Chief Operating Officer reported directly to him. He was always actively involved with this company.’

•	‘David Lesser promised the shareholders of Coast, a private company that was hoping to go public, a system of accounting established and administered in accordance with sound business practices. David Lesser set up the books and records of Coast in QuickBooks.’

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 6 -

•	‘Mr. Lesser and the Current Board have already cut the Trust’s dividends to its shareholders to $0.10 per share.’”

Response:

Mr. Dorsey believes that the Dorsey Definitive Proxy Statement includes references to supporting documents for most of the factual assertions made in the Dorsey Definitive Proxy Statement or such references are made earlier in the Dorsey Definitive Proxy Statement. With respect to the factual assertions identified in the Staff Comment Letter, Mr. Dorsey notes the following sources:

Staff Comment Letter Identified Factual Asserting Commencing “In 2008…”

•	An alternative energy company controlled by David Lesser: Bankruptcy Filing of January 11, 2008: List of Equity Securities Holders, approximately 37th page. Two and only two security holders are listed – David Lesser with “Appr 65%” and Jonathan Teller with “Appr 13%”;
•	Filed for bankruptcy: Case 1-08-40188-reg. Filed January 11, 2008 at the United States Bankruptcy Court, Eastern District of New York;
•	Lesser as President, 7th page “Corporate Resolution” contained in January 11, 2008 bankruptcy filing
•	Lesser as sole Director: Partial Transcript, Testimony of David Harris Lesser, June 26, 2007, pages 1-2; and
•	See also Lesser Deposition, April 10, 2007, page 75, lines 3-5.

Staff Comment Letter Identified Factual Asserting Commencing “Although [Lesser] claims …”

•	Pittsburgh & West Virginia Railroad Form DEFR14A Filed 5-26-2011, page 1: “During the entire period in question, Mr. Lesser has been a full-time resident of New York and was not responsible for the day-to-day operations of Coast.“
•	Superior Court of the State of California for the County of San Diego, case No. GIC 865919, Statement of Decision, page 7, lines 24-26:

“While he [Ray R] was employed as the COO, his employment agreement provided he was to serve the Company faithfully, diligently and to the best of his ability under the President and Board of Directors”

•	Superior Court of the State of California for the County of San Diego, case No. GIC 865919, Statement of Decision, page 9, lines 26-27: “Glen [R, son of Ray R], became the COO of Coast” . . . then page 10, lines 6-8: “All work to be performed by the employee [Glen R] was to be under the supervision of the President of the Company.”

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 7 -

•	Lesser Deposition, Apr 10, ‘07, page 59, lines 9-11: “I was always, through the process, trying to find a way for this company to – to grow and succeed and thrive. That was the objective from day one.”

Staff Comment Letter Identified Factual Asserting “David Lesser promised the shareholders of Coast, a private company that was hoping to go public, a system of accounting established and administered in accordance with sound business practices. David Lesser set up the books and records of Coast in QuickBooks”

•	Transcript of David Lesser’s testimony of August 1, 2007, page 138 , line 23 to page 139, line 1: “In many respects, I felt Coast had a more commercially exciting product, although it wasn’t a very professional company. And therefore, it had this great platform that could be taken to the next level and maybe, you know, similar outcome, taken public and what have you and sold. It was a very exciting investment opportunity” (underlining added).
•	“Series A Preferred Stock Purchase Agreement”, Article 6, AFFIRMATIVE COVENANTS Paragraph 6.1, page 12-13: “New Coast shall maintain, and cause each of its subsidiaries (if any) to maintain, a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statement in conformity with generally accepted accounting principles . . . “[Note: New Coast changed its name to Coast Intelligen (see Lesser’s testimony, August 1, 2007 page 140, lines 4-19)]
•	David Lesser Testimony August 1, 2007, page 14, lines 7-21:
Lesser: “. . . I found a company, when I was first introduced to it, that was essentially, insolvent, and in my opinion, doing things wrong. Upon entering into the [purchase] transaction, I immediately changed - - tried to change the way things were run and entered into . . . the Consulting Agreement with [the Founding Engineer] that made very clear what I was expecting from him.”
The Court: I see.
Lesser: And that was very different than anything that had been done in the past. I also set up the books in New York City, where I would be approving all the payments disbursements and handling the books, as I have in many other instances” (underlining added).
•	Lesser Deposition, April 10, 2007, pages 32, lines 22 – page 33, line 11.
A.	He had access to a computer accounting – I don’t believe “general ledger” is the right term, but he had access to a version of computer accounting records.
Q.	Was that the QuickBooks?
A.	Kept in QuickBooks, correct.

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 8 -

Q.	Okay. And the QuickBooks is where the general ledger was maintained. Correct?

Coast’s attorney: Objection. Vague and ambiguous.

A.	A general ledger would be a component of the accounting records.
Q.	In QuickBooks?
A.	In QuickBooks, sure.

Staff Comment Letter Identified Factual Asserting Commencing “Mr. Lesser and the Current Board…”

•	Dividends per quarter for years 2010 – 2011: Source Power REIT Form 10-K for Year Ended December 31, 2011.
•	Dividends per quarter for years 2009 – 2010: Source Pittsburgh & West Virginia Railroad Form 10-K for Year Ended December 31, 2010.

As to other examples of supporting documents for factual assertions, we note the following:

“Coast was/is an alternative power company which now shares the new office address of Power REIT. Could this be the type of “development project” investment meant when the Trust’s Form S-3 states it intends to “concentrate our growth efforts within the renewable energy sector?”

•	“55 Edison Street, West Babylon, NY”: Source Bankruptcy Filing, Jan 11, 2007, cover page;
•	“55 Edison Avenue, West Babylon, NY”: Source: Power REIT 10-K, 2011, cover page;

“David Lesser made a number of loans to Coast. These loans were not typical third party loans; Mr. Lesser, as Lender, negotiated the terms with himself, as President of Coast. The loans had interest rates of between 15% and 18% and included a number of penalty provisions. Over seven years, these loans grew from $1.4 million in actual lending to $4.1 million in loan obligations by the time of the Coast bankruptcy filing. The $4.1 million in loan obligations to Mr. Lesser and his affiliates (see next bullet point) represented over 73% of Coast’s total obligations at the time of the Coast bankruptcy filing.

•	Coast’s Amended Disclosure Statement, filed October 3, 2008, as part of its bankruptcy, described the loans. SECTION C. THE SECURE DEBT (page 5):

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 9 -

In addition to his equity investment in the Debtor, Mr. Lesser, individually, and the MEL Generation Skipping Trust [his Children’s Trust Fund] loaned the company money from time to time, on a secured basis to fund certain projects and to support its continued operations. . . .

•	Lesser testimony, Aug 7, 2007, page 18, lines 16- page 19, line 18:

Q. How did you go about negotiating the terms of those [secure] loans?

A. Um, based on the understanding that the loans would be repaid fairly quickly, I assigned an interest rate giving a certain amount of time well beyond what was contemplated in the discussions with [the Founding Engineer] in what I would view as a normal interest loan to a small business. The default rate goes much higher in the event the company did not pay back the loans or retire the loans after that period of time.

Q. Well, you didn’t negotiate with anybody when you came up with these terms, did you?

Coast’s Lawyer: Objection. Vague and ambiguous.

The Court: Overruled.

A: I felt what I was proposing or what I was doing was very much market.

Q. What is the answer to my question, sir, as to whether or not you negotiated with anyone other than yourself in connection with these loans?

I established what I felt was appropriate.

Q. So as David Lesser, the Lender, negotiating with David Lesser, the President, and the borrower – Well, that’s how the terms were arrived at?

Coast’s Lawyer: Objection. Vague and ambiguous. It’s also argumentative.

The Court: Overruled.

The Witness: Yes. And I believe the loan terms were less than the company could have secured from a third party, that they were more attractive to the company to declare.

•	David Lesser deposition of April 10, 2007, page 180, line 19 – page 181, line 8:
Q.	Did you charge interest on these advances?
A.	Interest accrued on the advances but has not been paid.
Q.	And what was the interest rate?
A.	I don’t recall. There was an initial interest rate and then a default rate, you know, after a certain period of time if it was not repaid.
Q.	Was the initial interest rate 18 percent?
A.	I don’t recall.
Q.	Was the default interest rate 18 percent or greater?
A.	It could have been 18 percent.
Q.	And did you take a security interest when you issued these loans?

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 10 -

A.	I believe I did.
•	Coast’s Amended Disclosure Statement, filed October 3, 2008, as part of its bankruptcy, described the loans. SECTION C. THE SECURE DEBT (page 5)

In addition to his equity investment in the Debtor, Mr. Lesser, individually, and the MEL Generation Skipping Trust [his Children’s Trust Fund – see Power REIT’s Schedule 13D, filed March 5, 2012; Item 5, footnote (1)] loaned the company money from time to time, on a secured basis to fund certain projects and to support its continued operations. These loans were evidenced by security agreements with the company, some of which date back to 2001. . . .

Specifically, the Debtor [Coast] was the maker on a promissory note dated February 8, 2001 originally issued to Hudson Bay Partners, LLC (“Hudson Bay”) in the principal amount of $1 million. This note (“Hudson Bay Note”) was subsequently assigned by Hudson Bay to David Lesser and the MEL Generation Skipping Trust. On or about February 21, 2002, the Debtor borrowed additional funds from David Lesser and executed a junior secured promissory note in the original amount of $370,000 in favor of Lesser. . . .

In connection with the Hudson Bay Note and the junior secured promissory note, the Debtor entered into security agreements with such creditors. Amounts owed under the two notes to David Lesser, with the interest accrued as of the Petition Date, is approximately $2.5 million dollars. The amount owed to the MEL Generation Skipping Trust through the Petition Date is approximately $1.6 million dollars. . . .

•	Coast’s Bankruptcy Petition filed January 11, 2008, Exhibit “A” to Voluntary Petition:

2b) Total debts                      5,601,847.65

“While Coast was losing money and headed for bankruptcy, with David Lesser worried about “losing his entire investment,” Mr. Lesser sold about $1 million in loans he had previously made to Coast to his children’s trust fund. The loans were non-performing at the time of the sale and, in addition, Mr. Lesser represented the loans as being secured. In fact, Mr. Lesser failed to file the necessary documents to perfect the loan’s secured status in bankruptcy. The loans paid about $0.10 on the dollar, and the surviving company went 100% to Mr. Lesser.”

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 11 -

•	Bankruptcy’s Amended Disclosure Statement (Document #90), filed with the Bankruptcy Court on October 3, 2008, page 3, Part II, Section A “The California Case”, last complete paragraph:

“Ultimately, the Company could not overcome the financial burden caused by the [West Coast managers’] gross defalcations and mismanagement, which burden has necessitated the Company’s financial restructuring. The losses to the Company were staggering and the Company was faced with litigation by its former landlord and a former subcontractor. The Company also had difficulty in collecting its accounts receivable and when it pursued collection counterclaims were asserted by its customers.”

•	Lesser testimony, Aug 1, 2007, page 11, lines 23- page 12, line 12:

“The Witness [David Lesser]: Unfortunately, my hands were very much tied from the – the—throughout the entire situation. From early on, it was made clear to me, if I questioned, challenged, dug deep into any issue, they would simply close the doors and – it would have ensured the loss of my entire investment. And that was really how the company was run through that entire period.”

•	Coast’s Amended Disclosure Statement, filed October 3, 2008, as part of its bankruptcy, described the loans. SECTION C. THE SECURE DEBT (page 5):

In addition to his equity investment in the Debtor, Mr. Lesser, individually, and the MEL Generation Skipping Trust [his Children’s Trust Fund] loaned the company money from time to time, on a secured basis to fund certain projects and to support its continued operations. These loans were evidenced by security agreements with the company, some of which date back to 2001. . . .

Specifically, the Debtor [Coast] was the maker on a promissory note dated February 8, 2001 originally issued to Hudson Bay Partners, LLC (“Hudson Bay”) in the principal amount of $1 million. This note (“Hudson Bay Note”) was subsequently assigned by Hudson Bay to David Lesser and the MEL Generation Skipping Trust [his Children’s Trust Fund]. On or about February 21, 2002, the Debtor borrowed additional funds from David Lesser and executed a junior secured promissory note in the original amount of $370,000 in favor of Lesser. . . .

•	Lesser testimony, Aug 1, 2007, page 154, lines 12- 20:
Q.	Okay. Has that million dollars that was advanced or loaned to Coast ever been repaid?
A.	No.

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 12 -

Q.	And has that million dollars accrued interest?

A.	Yes. It - -

Q. And has any interest been – any of the accrued interest on those loans been paid back?

A. No.

•	Bankruptcy’s Amended Disclosure Statement (Document #90), filed with the bankruptcy court on October 3, 2008, pages 5-6, Part II, Section C “The Secured Debt”, last two paragraphs:

“Prior to the hearing on the Conversion Motion, [a Creditor] counsel suggested to Debtor’s counsel that the secured creditors had not perfected their security interests. This issue was again raised at the hearing on the Conversion Motion. Debtor’s counsel advised the Court that it would investigate this claim and, if necessary, amend the Plan and Disclosure Statement to reflect any change in circumstances. A lien search indicated that secured creditors perfected their security interest in October, 2007.”

“The Debtor’s counsel contacted Mr. Lesser and asked Mr. Lesser to contact the Trustee of the MEL Generation Skipping Trust to advise him that pursuant to section 547(e)(2)(b) of the Bankruptcy Code, the security interests are subject to avoidance as preferential transfers. Under such Bankruptcy Code section, the transfer does not relate back to when the Debtor signed its security agreements with the creditors or the time when the Debtor ratified such security agreements in connection with the transfer of its assets [to] Intelligen Powers Systems, LLC, but instead occurs at the time of perfection.”

•	Coast’s Amended Disclosure Statement, filed October 3, 2008, Part VIII, OVERVIEW OF THE DEBTOR’S PLAN, Section C, Classification of Claims and Equity Interests, Class 2 – Allowed General Unsecured (page 10):

“Estimated Amount of Allowed Claims in Class: Approximately $5.9 million (includes treatment of the DHL secured claim and MEL Generation Skipping Trust claims in the aggregate amount of $5.1 million as unsecured).”

“Status and Treatment Under Plan: Impaired – Holders of Allowed Unsecured Claims shall received a distribution from the Unsecured Creditor Fund estimated as up to 10% after resolution of objections to claims and a subsequent distribution estimated at up to 5% from net Litigation Recoveries. Filed claims are far in excess of claims that the Debtor believes will be ultimately allowed. The Debtor believes it will be successful on its objection to claims and ultimately, allowed non-insider claims will be less than .9 million. If the Debtor is not successful in prosecuting all of its objections to claims then the same funds will be available but the percentage Distribution may be less.”

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 13 -

•	Bankruptcy’s Amended Disclosure Statement (Document #90), filed with the bankruptcy court on October 3, 2008, page 6, Part III, “The Chapter 11 Case”, bottom paragraph:

“David Lesser will ensure the Reorganized Debtor’s continued operations by funding the plan process and acquiring the stock of the reorganized entity under the Plan.”

“At the start of Coast’s operations, David Lesser planned to bring in a professional, successful management team to take Coast to the next level. But in seven years, he never did; as President, he functioned as Coast’s Chief Executive Officer. Although he claims he was not responsible for day-to-day operations, the Chief Operating Officer reported directly to him. He was always actively involved with this company.”

•	Lesser testimony, Aug 1, 2007, page 138, lines 16-19:

“And the intention was to take this company to the next level. What I mean by that, is bring in professional management and grow the company.”

•	Lesser testimony, Aug 1, 2007, page 141, lines 4-9:

“Well, my plans were to immediately embark upon finding a professional, successful management team to come in and take the company to the next level, really build on what, I thought, was a very interesting product that had been developed and grow – grow the company”

•	David Lesser’s Deposition, April 10, 2007, page 58, lines 22-25:
Q.	Did this effort to recruit new senior management begin in 2001 and continue until May of 2006?
A.	I would say on and off. At a certain point you stop spending on – time on things that are futile. So certainly spent less time in that as things progressed.

•	Pittsburgh & West Virginia Railroad Form DEFR14A Filed 5-26-2011, page 1:

“During the entire period in question, Mr. Lesser has been a full-time resident of New York and was not responsible for the day-to-day operations of Coast. “

•	Superior Court of the State of California for the County of San Diego, case No. GIC 865919, Statement of Decision, page 7, lines 24-26:

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 14 -

“While he [Ray R] was employed as the COO, his employment agreement provided he was to serve the Company faithfully, diligently and to the best of his ability under the President and Board of Directors”

Also, page 9, lines 26-27: “Glen [R, son of Ray R], became the COO of Coast”

. . . then page 10, lines 6-8: “All work to be performed by the employee [Glen R] was to be under the supervision of the President of the Company.”

•	Lesser Deposition, Apr 10, ‘07, page 59, lines 9-11:
“I was always, through the process, trying to find a way for this company to – to grow and succeed and thrive. That was the objective from day one.”

•	Bankruptcy Revised Plan (Document 90, page 12, Paragraph 2, “Management of Reorganized Debtor:

The Debtor’s current officers, David H. Lesser and [S.B.], shall serve as the officers of the Reorganized Debtor, and shall receive the base salaries set forth below, which are their current salaries received from the Debtor and its subsidiary. These individuals, who have many years combined experience in their respective fields, will be responsible for managing the Reorganized Debtor’s day to day operations.

David H. Lesser	President	Annual Salary $240,000
S. B.	Chief Op Officer	Annual Salary $140,000”

•	David Lesser’s testimony of August 1, 2007, page 14, lines 19-21:

. . . I also set up the books in New York City, where I would be approving all the payments disbursements and handling the books, as I have in many other instances. [Describing a time span from early to mid 2001]

•	David Lesser’s testimony of August 1, 2007, page 18, lines 15-24:

Q. Did Coast start up East Coast operations sometime in ’03?

A. I’m not sure of the exact date. But we, essentially, acquired – I think [SB] described the assets of his company and whenever that was, that’s effectively when we commenced operations on East Coast. Prior to that, I had an office. AND I CERTAINLY WAS INVOLVED WITH COAST. But I didn’t view myself - - as it wasn’t an operating tech facility, tools, more of an office.” (Capitalization added).

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 15 -

“David Lesser also promised the shareholders of Coast an annual audit of the financial statements from a nationally recognized firm of certified public accountants. But in seven years time that Mr. Lesser was president a sole director of Coast, there was never an audit conducted of its financial statements.”

•	“Series A Preferred Stock Purchase Agreement”, Article 6, AFFIRMATIVE COVENANTS Paragraph 6.1(b)(iii), page 13:

“Audited Year-End Financial Information. . . . New Coast shall deliver . . . a report with respect to the Financial Statements from a nationally recognized firm of certified public accountants . . . which report shall be issued pursuant to an audit conducted by such firm of certified public accountants in conformity with GAAP.”

•	Bankruptcy Filing of January 11, 2007, Statement of Financial Affairs, question 20, page 8:

“List the dates of the last two inventories taken of your property, the name of the person who supervised the taking of each inventory, and the dollar amount and basis of each inventory. ANSWER BOX CHECKED “NONE.”

•	Superior Court of the State of California for the County of San Diego, case No. GIC 865919, Statement of Decision, page 8, line 2-3:

“Early in his term as COO, he [Ray R] and Lesser talked about keeping inventory down to keep costs down. However Ray bought engines without approval of Lesser.”

Conclusion: You can not have an audit without having an inventory. Since Coast claims they never had an inventory, that means they never had an audit.

4.	Comment:

“4.	See our last comment above. Please provide supplementally the transcript of the disposition (sic) hearing on April 10, 2007 (see page 9) and the two orders signed by Judge Harmon and Magistrate Stacy from which you quote in the proxy statement.”

Response:

The transcript of the deposition and orders of Judge Harmon and Magistrate Stacy are being provided to the Commission supplementally.

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 16 -

5.	Comment:

“5.	Refer to the disclosure in the first paragraph on page 4. The first and second sentences in this paragraph seem to contradict each other. In the first sentence, you state that only your latest-dated proxy will count. In the next sentence, you disclose that even if you mark the Trust’s proxy card ‘withhold’ as a protest against the incumbent trustees, ‘it will not revoke any proxy card you may have previously sent to the Trust.’ Note that the same comment was issued in our letter dated May 19, 2011 regarding the proxy materials you filed last year.”

Response:

Mr. Dorsey does not believe that the Staff-identified sentences contradict each other and, in fact, believes the sentences complement each other. However, Mr. Dorsey does intend to make a filing with the Commission and include in additional correspondence with the shareholders a clarification of the two separate concepts behind the Staff-identified sentences. Such language will be:

Only your latest-dated proxy card will count. Even if you returned the Current Board’s proxy card marked “withhold” as a protest against the incumbent trustees, it will not be counted in favor of the Dorsey Nominees. You can vote for the Dorsey Nominees only on the proxy card labeled “WHITE CARD.” By returning a proxy card labeled “WHITE CARD,” you will be revoking all proxy cards you may have previously signed and returned. So please make certain that the latest-dated proxy card you return is the proxy card labeled “WHITE CARD.”

6.	Comment:

“6.	Provide more details about Mr. Dorsey’s alternate business strategy for the Trust, including the anticipated impact of that strategy on the Trust’s dividend payments. We note reference to undefined ‘traditional’ and ‘stabilized’ assets; expand to provide more detail about what you intend to do differently than the Current Board.”

Response:

The Dorsey Nominees believe that the Dorsey Definitive Proxy Statement does provide details of the Dorsey Nominees alternative business plan. Mr. Dorsey notes that the Dorsey Definitive Proxy Statement includes the provision: “this investment is also something that the Dorsey Nominees may not consider an appropriate investment, especially if it is a development stage project without lease-executed, credit-worthy, bona fide tenants.” Mr. Dorsey believes this indicates clearly that the Dorsey Nominees consider lease executed, credit worthy, bona fide tenants a prerequisite for a ‘traditional’ and ‘stabilized’ asset to be considered for investment.

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 17 -

However, it is noted that the Dorsey Nominees have, at 8:59 pm on May 14, 2012 (filing time and date: 6:00 am on May 15, 2012) and at 6:10 am on May 21, 2012, filed Schedules 14A - Definitive Additional Materials, which provides additional information concerning the Dorsey Nominee’s business strategy for the Trust. We further note that the Dorsey Nominees has filed a further Schedule 14A containing additional information concerning the Dorsey Nominee’s business strategy on May 23, 2012.

7.	Comment:

“7.	In your response letter, with a view to further disclosure in amended materials if necessary, tell us whether your CPA designation has lapsed.”

Response:

Mr. Dorsey is a CPA having been granted a certificate in 1986; his license status is inactive. We refer you to the following Connecticut State Board of Accountancy web address where you can conduct a search of Mr. Dorsey’s status: http://www.sboalicense.ct.gov/cpalookup/Default.aspx ..

We note that paragraph (d) of Section 20-281g of the Connecticut Revised Statutes provides, in applicable part, that

“provided that a holder of a certificate who does not also hold a license may use the title pertaining to such certification only in the manner permitted by regulations adopted by the board under subdivision (6) of subsection (g) of section 20-280.”

Regulation 20-280-20(g) promulgated by the Connecticut State Board of Accountancy, states:

“Use for which license is required. Nothing in this section shall be construed to allow the holder of a certificate, who does not also hold a license, to affix his name or the name of any firm to a report, or to affix the name of a firm or his name together with a title pertaining to such certification to any tax return, or to allow the holder of a certificate, who does not also hold a license and a permit, to practice public accountancy.”

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 18 -

Accordingly, it is Mr. Dorsey’s position that, under applicable laws and rules, without a current license in effect, Mr. Dorsey can use the “CPA” designation, but is prohibited from, among other matters, certifying that financial statements have been prepared in conformity with accounting principles generally accepted in the United States, certifying any tax returns or practicing public accountancy.

We note that, interestingly, a member of the Current Board and a nominee of the Current Board for election at the Annual Meeting, Virgil E. Wenger, is also identified as a CPA. A search of Mr. Wenger’s status at the New York State Department of Education (www.opnysed.gov/opsearches.htm), shows that he is not currently registered with the State of New York. However, we have not investigated whether New York has laws and regulations similar to those of Connecticut which would allow Mr. Wenger to use the CPA designation and do not allege or infer in any manner that the use of CPA by Mr. Wenger is a violation of applicable laws and regulations.

8.	Comment:

“8.	Disclose Mr. Dorsey’s occupation since he left Otis Elevator in 2010. In your response letter, with a view to further disclosure if necessary, tell us the circumstances surrounding his departure from Otis.”

Response:

The Dorsey Nominees believe the description of Mr. Dorsey as a “private investor” is applicable and correct.

Mr. Dorsey left his employment with Otis Elevator as part of a general lay-off of 11,600 employees that Otis’ parent corporation, United Technologies, announced in 2009 and instituted later that year and into 2010. We refer you to the following press articles for further information concerning the Otis Elevator lay-offs.

i.	http://djcoregon.com/news/2009/07/22/local-elevator-industry-stuck-between-floors
“Otis Elevator Co. is the biggest elevator manufacturer in the world. Executives at its parent company, United Technologies, announced 11,600 layoffs in March.”
ii.	http://www.nbcconnecticut.com/news/business/UTC-To-Cut-1500-Jobs-99250684.html
“United Technologies said Monday it will cut 1,500 jobs through 2011. The announcement comes after the Hartford-based company eliminated 900 positions in the first half of 2010.
“UTC is the parent company of Pratt & Whitney, Sikorsky Aircraft, Hamilton Sundstrand and Otis Elevator, all based in Connecticut.”

Moritt Hock & Hamroff LLP

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

May 23, 2012

Page - 19 -

Accordingly, the Dorsey Nominees do not believe further disclosure is necessary.

Pursuant to your request, on behalf of the Dorsey Nominees, it is acknowledged that:

•	The Dorsey Nominees are responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Dorsey Nominees may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Dorsey Nominees believe that the responses set forth above adequately address all of the comments set forth in the SEC Comment Letter. However, should you or the other members of the Staff have questions regarding the Dorsey Nominees’ responses or other comments, you should contact the undersigned at the address listed above, or by e-mail to either the undersigned, at dorourke@moritthock.com, or Keith S. Braun, at kbraun@moritthock.com.

Very truly yours,
Moritt Hock & Hamroff LLP

By:	/s/ Dennis C. O’Rourke
Dennis C. O’Rourke, Esq., Of Counsel

cc:	Paul M. Dorsey
Andrew M. Wasco
Joseph M. Vrankin
Joyce Johnson-Miller